

05040902



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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 42085

CM 3/24

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First National Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1931-35 S. Elizabeth St.
(No. and Street)

Kokomo	IN	46902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Travis Hueston (765)459-3911 (ext 355)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek
(Name – *if individual, state last, first, middle name*)

3815 River Crossing, ste 300	Indianapolis,	IN	46240-0977
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 31 2005 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First National Investments, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public 10-25-07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Crowe

Crowe Chizek and Company LLC
Member Horwath International

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

In planning and performing our audit of the financial statements of First National Investments, Inc. for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants.

Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Calculation of Net Capital

In the December 31, 2004 FOCUS report, management did not include deposits with related parties as a deduction in non-allowable assets. As a result, net capital as reported in the FOCUS report was overstated by approximately $150,000. We suggest management review the calculation requirements with personnel responsible for this reporting to ensure that the calculation in prepared in accordance with regulations.

This report is intended solely for the information and use of the Audit Committee, Board of Directors, management and others within the organization and regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Chizek and Company LLC

Indianapolis, Indiana
February 12, 2005


SEC MAIL PROCESSING
RECEIVED
MAR - 2 2005
WASH, D.C. 213 SECTION

FIRST NATIONAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
December 31, 2004 and 2003

FIRST NATIONAL INVESTMENTS, INC.
Kokomo, Indiana

FINANCIAL STATEMENTS
December 31, 2004 and 2003

CONTENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

We have audited the accompanying balance sheets of First National Investments, Inc. as of December 31, 2004 and 2003 and the related statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First National Investments, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Crowe Chizek and Company LLC

Indianapolis, Indiana
February 12, 2005

FIRST NATIONAL INVESTMENTS, INC.
BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Due from banks	$ 201,344	$ 276,579
Money market deposits with clearing broker	818,773	419,452
Total cash and cash equivalents	1,020,117	696,031
Other assets	3,998	2,731
	$1,024,115	$ 698,762
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 83,888	$ 54,885
Shareholder's equity		
Common stock, $1 par value; 1,000 shares authorized and outstanding	1,000	1,000
Additional paid-in capital	302,977	302,977
Retained earnings	636,250	339,900
	940,227	643,877
	$1,024,115	$ 698,762

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003

	2004	2003
Revenues		
Commissions	$ 981,398	$ 848,427
Interest	4,350	1,832
	985,748	850,259
Expenses		
Compensation and related expenses	487,923	430,408
Clearing fees and exchange charges	155,098	166,427
Professional fees and licenses	10,257	8,535
Telephone	3,525	3,108
Other operating expenses	32,595	29,561
	689,398	638,039
Net income	$ 296,350	$ 212,220

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2004 and 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2003	$ 1,000	$ 302,977	$ 127,680	$ 431,657
2003 net income	-	-	212,220	212,220
Balance, December 31, 2003	1,000	302,977	339,900	643,877
2004 net income	-	-	296,350	296,350
Balance, December 31, 2004	$ 1,000	$ 302,977	$ 636,250	$ 940,227

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 296,350	$ 212,220
Adjustments to reconcile net income to net cash from operating activities		
Change in other assets	(1,267)	(891)
Change in accounts payable and accrued expenses	29,003	(12,111)
Net cash from operating activities	324,086	199,218
Net change in cash and cash equivalents	324,086	199,218
Cash and cash equivalents at beginning of period	696,031	496,813
Cash and cash equivalents at end of period	$ 1,020,117	$ 696,031

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: First National Investments, Inc. (Company) is a wholly-owned subsidiary of First National Bank & Trust Company (FNBT), a wholly owned subsidiary of Hasten Bancshares, an Indiana bank holding company. The Company is a registered securities broker/dealer. The Company has one primary location in Kokomo, Indiana, but serves customers throughout central Indiana by virtue of its association with FNBT. It operates as an introducing broker using the services of another broker, Raymond James and Associates, Inc., for clearing investment transactions. The primary source of revenue is commission income received from securities transactions. The Company offers stocks, bonds, mutual funds, annuities and other investment products.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on settlement date.

Income Taxes: Hasten Bancshares, the owner of FNBT files using S Corporation status under the Internal Revenue code and similar state income tax regulations. Under these statutes, shareholders reflect the Company's taxable income or loss on their tax returns and no tax benefit or expense is recorded by the Company.

Statement of Cash Flows: Due from bank accounts and the Company's money market investment accounts are considered to be cash equivalents.

(Continued)

NOTE 2 - RELATED PARTY TRANSACTIONS

FNBT provides various managerial and accounting services to the Company without charge and the Company is not charged rent for its primary office location in a building owned by FNBT.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2004 and 2003, the net capital required was $50,000.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2004, the Company had excess net capital and a net capital requirement of $719,010 and $50,000, respectively. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

SUPPLEMENTARY INFORMATION

FIRST NATIONAL INVESTMENTS, INC.
SCHEDULES OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2004 and 2003

	2004	2003
Total shareholder's equity	$ 940,227	$ 643,877
Deductions and/or charges		
Other nonallowable assets	155,342	243,310
Net capital before haircuts on securities	784,885	400,567
Haircuts on securities		
Mutual fund investment	15,875	7,889
Net capital	$ 769,010	$ 392,678
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 83,888	$ 54,886
Total aggregate indebtedness	$ 83,888	$ 54,886
Percentage of net capital to aggregate indebtedness	916.7%	715.4%
Computation of basic net capital requirement		
Minimum net capital required	$ 50,000	$ 50,000
Net capital	769,010	392,678
Excess net capital	$ 719,010	$ 342,678

FIRST NATIONAL INVESTMENTS, INC.
RECONCILIATION OF AUDITED COMPUTATION OF
NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
December 31, 2004 and 2003

	2004	2003
Net capital, as reported in Part II of the Company's (Unaudited) FOCUS report	$ 920,354	$ 392,678
Net capital per audit	$ 769,010	$ 392,678
Difference in 2004 due to nonallowable deposits with related party	$ 151,344	$ -

FIRST NATIONAL INVESTMENTS, INC.
SCHEDULES OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2004 and 2003

	2004	2003
Credit balances		
Customer securities failed to receive	None	None
Debit balances		
Debit balances in customers' cash margin accounts	None	None
Reserve computation		
Excess of total debits over total credits	None	None
Required deposit	None	None
Amount held on deposit in "Reserve Bank Account"	$ 0	$ 0



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of First National Investments, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First National Investments, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. As noted in the reconciliation of audited computation of net capital with the corresponding unaudited computation, management's calculation did not include deposits with related parties as a nonallowable asset deduction. Because the Company does not carry accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Chizek and Company LLC

Indianapolis, Indiana
February 12, 2005